Principal Financial Services, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

March 21, 2016

Mr. Mike Beer
Chief Executive Officer and President
Principal Exchange-Traded Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange-Traded Funds	Purchase Amount	Shares Purchased
Principal Shareholder Yield Index ETF	$25.00	1
Principal Price Setters Index ETF	$25.00	1

Each share of the Principal Exchange-Traded Funds has no par value and a price of $25 per share. In connection with such purchases, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY __/s/ Clint Woods_______________ ____
Clint Woods
Vice President and Associate General Counsel